[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 27, 2019

VIA EDGAR

Re:     Santander Holdings USA, Inc.

  Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Santander Holdings USA, Inc., a Virginia corporation (the “Company”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Company’s offer to exchange an aggregate principal amount of up to $948,853,000 3.244% Senior Notes due 2026 for an equal aggregate principal amount of the Company’s 3.244% Senior Notes due 2026 (the “Exchange Notes”) that were originally offered and sold in September 2019 and October 2019 in reliance upon Rule 144A and Regulation S under the Securities Act.

The filing fee for the S-4 Registration Statement in the aggregate amount of $123,162.00 has previously been deposited by wire transfer of same day funds to the Commission’s account.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Kathryn Gettles-Atwa (212-403-1142) of Wachtell, Lipton, Rosen & Katz, counsel to the Company.

Very truly yours,

/s/ KATHRYN GETTLES-ATWA
KATHRYN GETTLES-ATWA